ANNUAL INFORMATION FORM

OF

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street

Vancouver, BC  V6C 2V6

March 31, 2008

(for the year ended December 31, 2007)

TABLE OF CONTENTS

PRELIMINARY NOTES
Documents Incorporated by Reference
Date of Information
Currency
Glossary of Terms[

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

CORPORATE STRUCTURE
Name, Address and Incorporation
Inter-Corporate Relationships

GENERAL DEVELOPMENT OF BUSINESS
Three Year History
Property Acquisitions and Options
Investments

FINANCINGS[INSERT PAGE NUMBER]
Other Share Issuances

GENERAL DEVELOPMENTS[INSERT PAGE NUMBER]
Significant Acquisitions

DESCRIPTION OF THE BUSINESS[INSERT PAGE NUMBER]
General
Risk Factors
Management
Conflicts of Interest
Limited Operating History: Losses
Price Fluctuations: Share Price Volatility
Shares Reserved for Future Issuance: Dilution
Risk Associated with the Issuance of Flow-Through Shares
Dividend Record and Policy
Companies with Asset-backed Securities Outstanding
Companies with Mineral Projects
Companies with Oil and Gas Activities

DIVIDENDS[INSERT PAGE NUMBER]

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
Constraints
Ratings

MARKET FOR SECURITIES
Trading Price and Volume

ESCROWED SECURITIES

DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Conflicts of Interest

AUDIT COMMITTEE
Audit Committee Charter
Composition of the Audit Committee
Relevant Education and Experience
Reliance on Certain Exemptions
Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Reliance on Section 3.8
Audit Committee Oversight
Pre-Approval Policies and Procedures
External Auditor Service Fees (By Category)

PROMOTERS[INSERT PAGE NUMBER]

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Regulatory Actions

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

PRELIMINARY NOTES
Documents Incorporated by Reference

Incorporated by reference into this AIF are the Audited Consolidated Financial Statements and Management’s Discussion and Analysis of Rubicon Minerals Corporation (“Rubicon” or “the Company”) for the financial years ended December 31, 2007, the Material Change Reports of the Company dated May 25, 2007 and November 21, 2007, the press release of the Company dated June 19, 2007, the Management Information Circular dated April 2, 2007 for the Company’s 2007 Annual Meeting held on May 14, 2007, and the Technical Report on the McFinley Gold Property dated December 9, 2005, copies of which may be obtained online on the SEDAR website at www.sedar.com.  All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information
All information in this AIF is as of December 31, 2007, unless otherwise indicated.

Currency
All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

Glossary of Terms
Certain terms used herein are defined as follows:

General

“2007 Circular” means the Management Information Circular dated April 2, 2007 for the Company’s 2007 Annual and Special General Meeting held on May 14, 2007;
“AIF” means this Annual Information Form together with the documents incorporated by reference;
“AMEX” means the American Stock Exchange;
“Company” or “Rubicon” means Rubicon Minerals Corporation;
“net smelter return royalty”or “NSR” means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;
“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators;
“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators;
“MI 52-110” means Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators;
“preliminary feasibility study” and “pre-feasibility study” each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;
“qualified person”– in relation to a 43-101 technical report - an individual who
    1)   is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
     2)  has experience relevant to the subject matter of the mineral project and the technical report;  and
     3)  is in good standing with a professional association and, in the case of a foreign association listed in Appendix A to NI 43-101, has the corresponding designation of Appendix A to NI 43-101.
 “TSX” means the Toronto Stock Exchange;
“TSX Venture” means the TSX Venture Exchange.

Geological Terms

“archean” - geological ages older than 2.4 billion years;
“arsenopyrite”- a sulphide of arsenic and iron having the chemical formula FeAsS;
“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids; and
“intrusive”– a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
“shear zone” - an area of rock which has failed or sheared in response to applied stress; and
“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

Resources/Reserves

“Indicated Mineral Resource”– (NI43-101 definition) - that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource”– (NI43-101 definition)– that part of a “Mineral Resource” for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Measured Mineral Resource” – NI-43-101 definition – that part of a “Mineral Resource” for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” – NI43-101 definition – a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineral Reserve” – NI43-101 definition – A Mineral reserve is the economically mineable part of a “Measured” or “Indicated Mineral Resource” demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.  CIM standards differ from United States standards.  Under United States standards, a “reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where “economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner;

Cautionary Note to U.S. Readers:  All reserve and resource estimates contained in this annual report are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this AIF about anticipated future events or results are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”,“should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this AIF include statements regarding the Company’s future exploration plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this AIF involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “Risk Factors” in this AIF.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risk Factors” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory approvals and general market conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  Forward-looking statements contained herein are made as of the date of this AIF and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia).  The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to an unlimited number of common shares and to adopt new Articles on June 23, 2005.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and its registered office is located at Davis LLP, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Inter-Corporate Relationships

The Company has six wholly owned subsidiaries, 691403 BC Ltd., incorporated under the Business Corporations Act (British Columbia) on March 31, 2004, 1304850 Ontario Inc., incorporated under the Business Corporations Act (Ontario), on September 14, 1998, Rubicon Minerals Nevada Inc., incorporated under the Business Corporations Act (British Columbia), on May 1, 2007, Rubicon Alaska Holdings Inc., incorporated under Ontario Business Corporations Act on January 12, 2006, Rubicon Alaska Corp., incorporated under State of Nevada, on May 18, 2007 and Rubicon Nevada Corp., incorporated under the State of Nevada, on May 14, 2007.  691403 BC Ltd. holds the Company’s interest in certain surface patents on the McFinley property in Red Lake, Ontario.  1304850 Ontario Inc. holds certain mineral properties that were acquired pursuant to the ERD agreement, executed in March, 2003.  Rubicon Minerals Nevada Inc., holds 100% of Rubicon Nevada Corp. which holds all the Company’s Nevada properties.  Rubicon Alaska Holdings Inc. holds the beneficial title to all the Company’s Alaska properties and Rubicon Alaska Corp., holds the legal title to all the Company’s Alaska properties.  See “General Development of the Business – Ontario Properties – Red Lake”, “Investments – English Royalty Division” and “U.S. properties”.
The following chart illustrates the Company’s structure, including subsidiaries as described above (collectively the “Subsidiaries”) and their shareholdings:

GENERAL DEVELOPMENT OF BUSINESS

Three Year History

The Company is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits in North America through Company-funded and partner-funded exploration.  In addition, the Company selectively invests in other mineral exploration and resource companies that the Company deems to be of merit.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the AMEX in the United States under the symbol ‘RBY’.

In addition to its principal exploration properties, the Company held a 60.3% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that held gold and base metal exploration properties in the States of Nevada and Alaska in the United States.  Also, the Company held a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controlled an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  The Company does not have any assets or mineral properties that are in production or that contain a reserve

In addition to its principal exploration properties, during the three year period up until the July 13, 2006 Toquima plan of arrangement, the Company held a 60.3% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that held gold and base metal exploration properties in the States of Nevada and Alaska in the United States.  The Company held a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controlled an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

On July 13, 2006, Carlin Gold Corporation completed a plan of arrangement, whereby Carlin acquired all of the share of Toquima, pursuant to which the Company exchanged its 7,903,978 shares, (60.3%) with a carrying value of $1,128,969 for 4,347,186 shares of Carlin Gold Corp. (“Carlin”) and 3,556,790 shares of Constantine Metal Resources Ltd. (“Constantine”) with a total value at the plan agreement date of $1,264,636.  90% of the Carlin and Constantine shares were placed in escrow, with 15% to be released every 6 months over 3 years.  After completion of the plan of arrangement and Constantine’s initial public offering, the Company owned approximately 13% of Carlin and 24% of Constantine.  Constantine shareholdings owned by the Company has subsequently been reduced to 15%.

On December 8, 2006, the Company closed a Plan of Arrangement (the “Arrangement”), pursuant to an Amended and Restated Arrangement Agreement as of November 22, 2006 and effective as of July 6, 2006 among the Company, Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.) spinning off its Newfoundland assets and investment in Africo Resources Ltd.  As a result of the Plan of Arrangement, the Company began 2007 focused on its core Red Lake, Ontario properties, with a treasury of approximately $11.2 million sufficient to fund its exploration programs.  The Company’s Newfoundland properties were transferred into Paragon Minerals Corporation, a new public company, currently trading on the TSX Venture Exchange.  Each shareholder of the Company received 1/6 of a Paragon common share for each common share of the Company held on December 19, 2006.  All of the Company’s investment in Africo was transferred into the new Africo, a new public company, currently trading on the TSX. Each shareholder of the Company also received 0.968 of an Africo common share for each common share of the Company held on December 19, 2006.

On February 25, 2007, the Company entered into a letter agreement (“Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”) wherein Rubicon agreed to acquire a 513,000 acre land package in the area of the Pogo gold mine in Alaska (“Alaska Properties”) from Evanachan and McEwen Capital for approximately $22 million and acquire a 225,000 acre land position in northeast Nevada and Utah (the “Nevada Properties”) from Lexam and its indirectly wholly-owned subsidiary, Lexam Explorations U.S.A. Inc. (“Lexam USA”) for approximately $6 million, payable in shares of Rubicon.  Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.  McEwen, through the companies he controls, also agreed to acquire a major stake in Rubicon through the purchase by way of private placement of a minimum of $10 million in units of Rubicon (each, a “Unit”), and agreed to place on a best-efforts basis up to an additional $5 million, for a total of $15 million (the “Alaska/Nevada Offering”).  Each Unit consisted of one common share of Rubicon and one-half of one transferable warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase one common share of Rubicon for a price of $1.50 for two years from the date of issuance.

On May 14, 2007, the shareholders of the Company approved the transactions, including the Alaska/Nevada Offering, the acquisition of the Alaska Properties and the Nevada Properties, and the change of control to McEwen.  The letter agreement was replaced and superseded by a definitive arrangement agreement dated May 18, 2007, among the Company, McEwen Capital, Evanachan, Evanachan (Alaska) Ltd. (“Evanachan Alaska”), Lexam, Lexam U.S.A. and McEwen (the “Arrangement Agreement”).  On May 18, 2007, the transactions closed and Rubicon issued 21,428,571 common shares and 10,714,271 Warrants pursuant to the Alaska/Nevada Offering.  Rubicon also issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan Alaska, which owned the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share.  A copy of the Arrangement Agreement is attached to the Company’s Material Change Report dated May 25, 2007, which is filed on www.sedar.com.  The acquisition by the Company of the Alaska Properties and the Nevada Properties and the Alaska/Nevada Offering are referred to in this AIF as the “McEwen Transaction”.

Property Acquisitions and Options

Ontario Properties – Red Lake

The Company controls approximately 40% (approximately 21,000 ha)  of the exploration property overlying the core of the Red Lake greenstone belt  located in the Red Lake Mining Division, Ontario centered roughly 10 km north of the town of Red Lake.  Red Lake, located in northwest Ontario, is 140 km north-northeast of Kenora and 435 km northeast of Winnipeg, the nearest major city.

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg.  The Property is best accessed by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.
Temperatures vary from a low of -40º C in the winter to a high of 40º C in the summer. During typical winters sub-zero temperatures produce ice on the lakes that can be drilled on from January through March. Lake access to portions of the property is typically restricted during freeze-up from late November through December, and during spring break-up from late March to early May.

The physiography is typical of the Canadian Shield, consisting of small hilly glaciated outcrops separated by overburden and lake cover.  Elevations vary across the Property from approximately 340 metres to 430 metres above sea level. Vegetation typically consists of pine, spruce and birch forest.

Phoenix Gold Project

The Company’s material asset, the Phoenix Gold Project, previously referred to as the McFinley property, was acquired in 2002.  Over the past three years, the Company has incurred approximately $5.8 million in exploration expenditures on its McFinley property.  Exploration work over this period has included:

2005 Exploration
In 2005, the Company spent $2.5 million on the property.
During the first quarter of 2005, the Company completed a 7,491 metre diamond drilling program.  Drilling doubled the extent of the Phoenix Zone.  Mineralization in the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface.
A previously unknown gold-bearing zone (CARZ) was discovered during the 2005 winter exploration program.  The newly discovered zone, located 75 metres structurally above the main Phoenix lens, now extends over a 120 metre strike length, 60 metres down dip and remains open in all directions.
A NI43-101 technical report was completed on the property in December 2005 and is available on www.sedar.com.

2006 Exploration
In 2006, the Company spent $732,431 on the McFinley property.
In the 3rd quarter of 2006, the Company completed a trenching program on the property.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005.
In 4th quarter of 2006, the Company completed an 11 hole, 1,490 metre diamond drill program.  The program was designed to test for the extension of the Phoenix Zone, both along strike and at depth.

2007 Exploration
To the end of December 2007 the Company has incurred approximately $2.85 million in exploration expenditures, completing 13,705 metres of drilling on its 100% owned Phoenix Gold Project.
Interim results were returned and released June 19, 2007 and further results were released July 30, 2007.
Each of the three new target areas drilled to date have intersected gold-bearing zones and are open for follow-up drilling.

After the McEwen Transaction closed, the Company announced a $10.4 million program to continue exploration during 2008.  Exploration is focused on expanding the current limits of mineralization and investigating a series of property-wide geological structures (faults) and will test targets up to 1000 metres below surface, generally where no previous drilling has been carried out.

The Company will evaluate any material changes to technical results following execution of the $10.4 million program as described above.

On March 31, 2008, the Company announced further results from the F2 Zone from which drill hole F2-07 returned 8.0 metres (26.5 feet) grading 36.50 g/t gold (1.06 oz/ton).  This hole was a follow up to previously reported high-grade assays from the initial three discovery holes drilled in this area (see news release dated March 12, 2008).  Reported intercepts are core lengths. Determination of true thicknesses will require additional drilling.

Other Red Lake properties

Over the past three years, the Company spent approximately $6.7 million in exploration on its other Red Lake properties ($3.4 million in 2007), a majority of which was funded by partners who optioned properties from the Company.  Acquisitions and project options include:

Goldcorp Option

In 2003, the Company optioned up to a 70% interest in the 543 claims known as the Red Lake North and Adams Lake properties to Goldcorp Inc. (“Goldcorp”), whereby Goldcorp was required to spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure (completed) to earn an initial 60% interest.  To earn an additional 10% interest Goldcorp would be required to complete a feasibility study.  Goldcorp purchased 1,000,000 shares of the Company at $1.60 by way of private placement.  Both properties are subject to a sliding scale NSR ranging from 1.75% to 2.5% depending on the price of gold.
In 2005, Goldcorp funded a drill program consisting of three holes (738 metres).  Goldcorp did not meet expenditure commitments in 2005 and the option lapsed

Red Lake North Property

On April 18, 2006 the Company signed an option agreement (effective date of the Agreement is May 1, 2006) with Solitaire Minerals Corporation (“Solitaire”) whereby Solitaire acquired the option to earn a 55% interest in the Company’s Red Lake North Property (45 unpatented mining claims, 319 units) by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 (completed) in exploration in the first year of the agreement.  Solitaire has made a $5000 cash payment and issued 50,000 of its common shares to the company.  The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.  The property is divided into two separate exploration areas: the Sidace area claims and the Main Block claims.  To the end of 2007 Solitaire has incurred approximately $1.5 million on the Red Lake North property.

Adams Lake property

The company retains a 100% interest in 224 claim units that are subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.

Slate Bay Property

In March 2005, the Company optioned its Slate Bay project, whereby King’s Bay Gold Corp. could earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement.  Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company and was required to make additional payments of $90,000 in cash and share payments totalling $90,000 to the Company over the term of the agreement.  On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.  No work was carried out on the property during 2007 as the Company focused on other projects but the property is considered to warrant additional exploration by the Company.

DMC Property

In November, 2005, the Company signed an option agreement, effective date January 20, 2006, on its DMC property whereby Agnico-Eagle Mines Ltd. (Agnico) had the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed).  Agnico-Eagle Mines Ltd. was required to make cash payments totaling $110,000 including a $25,000 firm commitment (completed) in the first year.  Upon vesting, Agnico-Eagle would have a further option to increase its interest up to 65%.  The property is subject to underlying agreements including an advance royalty of $25,000 a year and NSRs ranging from 1.75% to 4.5%.  Subsequent to year end (on February 16, 2008), Agnico advised Rubicon that it would not maintain its option on the DMC property.

West Red Lake property

In 2005, the Company and Redstar Resources Corporation (“Redstar”) renegotiated a previous 2002 option agreement on the West Red Lake properties (includes the Pipestone North, South and East properties and Wolf Bay Property totalling 226 claim units subject to underlying NSRs ranging from 1% to 2%).  Under the new agreement, Redstar  made a $25,000 cash payment in total to Rubicon and to a third party, and issued 250,000 of its common shares to Rubicon by February 28, 2005.  Over a four year period, Redstar was required to make additional cash payments of $175,000 ($25,000 paid in 2006) and to issue common shares of Redstar valued at $75,000 ($25,000 worth issued in 2006) and to complete a $1.1 million in work expenditures to earn a 51% interest in the property.  Redstar could elect to earn an additional 9% by spending an additional $3 million.  Redstar terminated its Option Agreement February 28, 2007.

Manitou Property

On June 30 2005, the Company optioned the Manitou Property from prospectors the Bjorkmans.  The property consists of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario.  The Company had the right to acquire 100% interest in the property by making cash payments of $210,000 ($40,000 paid) and issue 70,000 common shares (25,000 issued) over three years to the vendor.  The option was terminated on May 30, 2007.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”).  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims comprising this property on March 7, 2003.  The property is included in the Humlin Property option agreement with Solitaire and is currently undergoing active exploration.

McCuaig JV Property

In 2003, the Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000.  The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003 (see “English Royalty Division”).

In November 2006, the Company announced that with its joint venture partner, 60% the Company, 40% Golden Tag Resources, the (“McCuaig Joint Venture)” approved a $200,000 drill program and retained a right of first refusal on the remaining NSR royalty.  During 2007, the McCuaig Joint Venture incurred approximately $1.9 million in direct exploration expenditures.

East Bay Property

During 2004, Wolfden Resources Ltd., (Wolfden) as operator, funded a $0.6 million drilling exploration program on the East Bay West (4 claims) where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres (True widths are estimated to be approximately 80% of reported lengths.).  Wolfden subsequently elected not to continue with its option on this project.

As of January 30, 2007, the Company vested 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).

Seargeant Property

On October 20, 2006, the Company vested a 100% interest in 2 unpatented mining claim units located in Blackbear Township.  The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000.

Herbert Property Option

In January 2007, the Company vested a 100% interest in 23 unpatented mining claims (42 units) located in the Bateman and Blackbear Townships.  The property is subject to a 2% NSR royalty, of which the Company may purchase 1% of the NSR royalty for $1.0 million.

English Royalty Division (ERD)

During 2003, the company acquired the rights to cash and share options payments and contractual interests in an initial portfolio of 63 mineral interests (14 mineral properties that were under option to the Company), mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares (completed).  A yearly bonus is currently paid to Mr. English amounting up to 20% of cash options receipts and 15% of the value of share option receipts.  The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties.

U.S.A. Properties

On February May 18th, 2007, the Company announced the closing of McEwen Transaction, details are previously discussed above.  See Item 4 – General Development of Business – Three Year History.

Alaska

In May, 2007, Rubicon acquired its extensive landholdings in Alaska and subsequently completed its initial exploration on claims that are contiguous to, and which surround, the 5.6 million ounce Pogo Mine. The program included 1,105.4 metres of drilling in four holes on the 100%-owned Maple Leaf area and 1,749.7 metres in seven holes on claims under option from Rimfire Minerals Corporation. In the Maple Leaf area, a drilled section beneath surface showings intersected weakly anomalous (up to 0.25 g/t gold/ 0.8 metres) but did not intersect vein style mineralization similar to that observed on the surface. Project management, land management and project related work was carried out under the supervision of Avalon development Ltd, Alaska. All claims remain in good standing.

Nevada

In Nevada, Rubicon initiated a database compilation of historic geospatial data covering the newly acquired claims. In February, 2008, Rubicon commissioned an airborne magnetic and radiometric survey covering over 8000 line kilometres over core claim blocks. In addition Rubicon has initiated an ASTER image analysis and mineral mapping study over the area.  All newly acquired claims remain good standing.

Newfoundland Properties

As previously noted, all of the Company’s Newfoundland properties were transferred to Paragon Minerals Corporation as part of the Plan of Arrangement which completed on December 8, 2006.  Therefore, as of that date, any existing obligations or rights of the Company under the agreements described in this section became obligations and rights of Paragon.

Between 2004 and 2006, the Company spent approximately $8.8 million in exploration, of which $4.85 million was funded by partners who optioned into the Company’s properties.  A total of $0.5 million was provided by the Government of Newfoundland & Labrador under its junior exploration assistance program.  There were no expenditures in 2007.

Investments

Africo Resources Ltd.

During 2005, Rubicon invested an additional $4.2 million through Africo BC private placements to bring its ownership in Africo BC to 7.3 million shares or 37.4%.  At December 31, 2005, the Company held a 37.4% interest in Africo BC.

In January 2006, an additional 284,401 shares were purchased to bring the investment to 7.6 million shares (38.8%) with an average investment cost per share of $0.92.

In February 2006, the Company received a new NI43-101 compliant mineral resource statement from Africo BC prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit. The new estimate, which updated the previously released Inferred Resource, was based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

In September 2006, the Company held a 39.6% interest in Africo BC. Upon completion of the Company’s Plan of Arrangement described above (see “Item 4 – General Development of Business” – Three Year History), those shares were transferred to a new corporation (CopperCo Resource Corp., subsequently re-named Africo Resources Ltd.), a pro-rata portion of the shares of which were distributed to the shareholders of Rubicon.

The Company transferred all of its approximately 39.6% shareholdings in Africo Resources Ltd. into a new company, Africo Resources Ltd. which trades on the Toronto Stock Exchange.  Each Rubicon shareholder received 0.0925 of a new Africo Resources Ltd. common share for each Rubicon common share held on December 19, 2006.  As part of the transaction, all other holders of old Africo shares tendered their shares for new Africo Resources Ltd. common shares so that the new Africo Resources Ltd. held 100% of the old Africo Resources Ltd.  As part of the Plan of Arrangement, the rights of option and warrant holders were maintained through agreements by the new companies to honour their pro-rata portion of the exercise of these instruments for a pro-rata share of the exercise price.  In the case of Africo Resources Ltd., any exercise proceeds are to be returned to Rubicon.

Financings

On August 16, 2005, the Company closed a brokered private placement of 9,232,000 units at $0.65 per unit to raise gross proceeds of $6,000,800.  Each unit consisted of one common share and one-half transferable common share purchase warrant with each whole warrant entitling the holder to purchase one common share at $0.85 per share until August 16, 2007.

On April 12, 2006, the Company closed a brokered ”bought deal” private placement of 7,640,560 common shares at $1.48 per share for proceeds of $10.6 million net of a 6% commission to the underwriters.  Proceeds of the financing were to be used to fund ongoing explorations on the Company’s Red Lake properties, costs associated with the Plan of Arrangement and general working capital.

On May 18, 2007, the Company closed a $15 million non-brokered private placement of 14,285,714 shares at a price of $0.70 as part of the McEwen Transaction.  The Company issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan (Alaska) Ltd., which own the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share.  See Item 4. - General Development of Business - Three Year History.

On November 15, 2007, the Company announced the completion of the brokered “bought deal” private placement of 4,651,200 “flow-through” common shares at a price of $2.15 per share for gross proceeds of $10,000,080.  An underwriter’s fee equal to 7% of the gross proceeds of the brokered private placement was paid through the issuance of 393,262 non-flow through common shares of the Company at a deemed price of $1.78. In conjunction to the foregoing, the Company completed a non-brokered private placement of 185,698 “flow through” common shares of the Company at $2.15 per share for gross proceeds of $399,250.70.  Directors and officers of the Company purchased an aggregate of 91,628 the shares offered under the non-brokered private placement.

Under the terms of the subscription agreements all funds from the financing are to be spent on Canadian exploration expenditures on the Company’s Ontario properties before the end of 2008.  These expenditures will be renounced to the investors for the 2007 tax year.

Other Share Issuances

During the fiscal year ended December 31, 2005, the Company issued 159,000 of its common shares at a value of $151,520 for mineral properties, and received common shares of other companies valued at $232,626 pursuant to the terms of property and joint venture agreements.

During 2005, stock options were exercised to purchase 300,000 common shares at prices ranging from $0.76 to 0.86 per common share for cash proceeds of $245,500 and 482,493 common shares were issued at prices ranging from $1.05 to $1.25 per common share for cash proceeds of $559,318 on exercise of share purchase warrants.

During the fiscal year ended December 31, 2006, the Company issued 101,000 of its common shares at a value of $130,720 for mineral properties, and received common shares of other companies valued at $ 1,833,570 pursuant to the terms of property and joint venture agreements including shares received in Constantine and Carlin.

During 2006, the Company also issued 2,128,813 common shares on the exercise of warrants and agent’s options for cash proceeds of $1,779,452 and issued 760,628 common shares from the exercise of options for cash proceeds of $817,284 for total net cash proceeds of $2,596,737 in 2006.

During the fiscal year ended December 31, 2007, the Company issued 40,000,000 of its common shares at a value of $28,000,000 for mineral properties, and received common shares of other companies valued at $161,975 pursuant to the terms of property and joint venture agreements including shares received in Ucore Uranium Inc. and Paragon Minerals Corporation.

During 2007, the Company also issued 3,152,792 common shares on the exercise of warrants and agent’s options for cash proceeds of $1,451,905 and issued 1,547,374 common shares from the exercise of options for cash proceeds of $1,099,365 for total net cash proceeds of $2,551,270 in 2007.

General Developments

The mineral exploration and development business is intensely competitive and as such the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.  See “5.1 General - Competitive Conditions”.

The Company continues to see industry-wide consolidation of the senior resource company producers.  This trend will continue to be important in the mineral exploration business, as to a certain extent, senior producers no longer have the capacity to conduct exploration and generate exploration concepts internally.  The lack of pipeline exploration projects developed by the senior producers will cause an increasing reliance on the junior mineral exploration companies to supply exploration projects that will become tomorrow’s mines.  Therefore, the Company views the mineral exploration sector as a growth business for qualified and financed companies.

Significant Acquisitions

The Company has not made any significant acquisitions during the financial year ended December 31, 2007 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of exploration properties and its financial success is dependent upon its ability to discover economically exploitable mineralization.  The probability of such success is difficult to quantify and the amount of resulting income, if any, cannot be determined with any certainty.

The Company is exploring its mineral properties in order to determine whether these properties contain economically recoverable mineral resources.  The Company’s current properties do not at this time have any known or identified mineral reserves.  A NI43-101 resource is present at the McFinley property (see “Phoenix Gold project (formerly McFinley Gold Property)”)

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting.  While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

The resource industry is intensely competitive in all of its phases.  The Company competes with many companies possessing greater financial and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable projects in the future.  See Item 5.2 - “Risk Factors”.

Business Cycles

The mineral exploration business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract, such as a contract to sell the major part of its production to one or more specific purchasers.

Changes to Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company currently conducts its exploration and development activities in Canada principally in Ontario and in the United States. Such activities are subject to various laws, rules and regulations governing the protection of the environment.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

Employees

As of the date of this AIF, the Company has nineteen full-time employees.  The Company also relies on consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Bankruptcy, Receivership or Similar Proceedings

There has been no bankruptcy, receivership, or similar proceedings against the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF.

Material Reorganization

Other than as disclosed, there has been no material reorganization of the Company within the past three financial years or completed during the current financial year, except for the Plan of Arrangement and the McEwen Transaction.  See Item 4.1 “Three Year History - 2007”.  No material reorganization has been proposed for the current financial year.

Social or Environmental Policies

The Company is and has been carrying out exploration in Canada, principally in Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  The Company has adopted and is committed to an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  See Item 5.2 - “Risk Factors”.

Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

No known Reserves

The Company’s properties are in the exploration stage and are without a known body of commercial ore. A NI43-101 Inferred Resource is present at the McFinley property (see “Phoenix Gold project (formerly McFinley Gold Property”). The Company has no proven or probable resources on its properties.

The Company has no mineral producing properties at this time.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.  See “Statement Regarding Forward-looking Statements” and “Glossary of Terms” above.

Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks.  The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company conducts exploration activities in the Canadian Provinces of Ontario and the states of Alaska and Nevada in the United States.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments.  Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

In the United States, federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations.  These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met.  In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

On the Phoenix Gold Project, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed.  The mill was never operational and the stockpiled feed was never processed.  The Company conducts on-going general rehabilitation activities to ensure the site is safe and secure.  There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering.  Relatively minor environmental issues exist that can readily be addressed on final closure of the site.  Water quality in the receiving environment meets prevailing norms.  In May of 2007, BZ Environmental Consulting was retained to perform monthly baseline water sampling.  [See also “Governmental Regulation” below.

Additional Financing and Agreements with Other Parties

The Company has to-date been able to raise sufficient equity financing to undertake and carry out exploration on its principal and other properties.  The Company also relies on corporate partners to fund a number of its properties in Ontario.  Additional future exploration of the Company's properties depends on the Company's ability to obtain additional required equity and/or partner financing.

As of December 31, 2007, the Company had cash and cash equivalents of approximately $14,791,309 and when short term investments in bankers’ acceptances are included, working capital at December 31, 2007 was $30,740,189.  In 2007, up to March 28, 2008, the Company had raised an additional $7,400 from exercise of options.

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

There is no assurance that additional funding will be available to allow the Company to maintain its mineral properties in good standing.  The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in its mineral properties.

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned.  The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  All Fee Mineral rights have been conveyed to the Company by Quitclaim Deeds from Lexam Exploration (U.S.A.) Inc., and are listed as follows:

1.	Document no. 591038 recorded in Elko County, Nevada;

2.	Document no. 591039 recorded in Elko County, Nevada; and

3.	Document 259479 Book 1041 Page 715-717 recorded in Box Elder County, Utah.

Governmental Regulation

Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or US State in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain a work permit for exploration activities on its Ontario properties.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

English Royalty Division (“ERD”)

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired as follows:

During 2005, the Company spent $162,000 in acquisition costs and recovered $140,000.  As at December 31, 2005, the English Royalty Division properties had a book value of $442,974 (excluding saved option payments).

During 2006, the Company spent $109,000 in acquisition costs and recovered $490,000.  As at December 31, 2006, the English Royalty Division properties had a book value of 62,000 (excluding saved option payments).

During 2007, the Company entered into 26 new property agreements, spent $498,805 in acquisition costs and recovered $885,500.   As at December 31, 2007, the English Royalty Division had recovered all the costs of its properties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

United States

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations.  Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining our properties.  Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect our earning power, or cause material changes in our intended activities.  Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.  As a result of these matters, our operations could be suspended or cease entirely.

Management

The Company is dependent upon a number of key directors, officers and employees:  David W. Adamson, President and CEO; Robert G. Lewis, CFO, and, William J. Cavalluzzo, Vice-President – Investor Relations and Matt Wunder, Vice-President - Exploration.  The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company.  The Company has entered into management contracts with Messrs. Adamson, Lewis, Cavalluzzo and Wunder.  See “Item 10. Directors and Officers”.  The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $3,644,284, $4,082,836 and $1,321,884 in the years ended December 31, 2007, 2006 and 2005, respectively.  The Company has no mineral properties in development or production and has no revenues from operations.  The Company does not anticipate it will earn any material revenue in 2008 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2007, the Company’s deficit was $21,845,844.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Company’s Shares fluctuated from a high of $3.25 to a low of $0.62 per share during the financial year ended December 31, 2007.  There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2007 there were 3,328,250 options outstanding at a weighted average price of $0.87 per share and 10,714,271 warrants at a weighted average price of $1.50.  As at March 28, 2008, there were 4,853,250 options outstanding at a weighted average price of $.92 per share and 10,714,271 warrants  at a weighted average price of $1.50  outstanding pursuant to which shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares.  Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement.  In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

Although the Company believes it will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Shares are entitled to an equal share of any dividends declared and paid.

Companies with Asset-backed Securities Outstanding

N/A

Companies with Mineral Projects

The following is a summary of the Company’s principal property interests, segregated by geographical location.  The Company does not have any assets or mineral properties that are currently in production or contain a reserve.

Red Lake Mining Division, Ontario

The majority of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt, an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Province of the Canadian Shield.  The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Goldcorp) and Red Lake (Goldcorp) mines, both now known as the Red Lake Mine.

Gold was first discovered in the Red Lake area during the mid-1920s and by the mid-1930s several producing gold mines were in operation. Since that time the Property has been intermittently explored by numerous companies and prospectors. Exploration by previous owners, consisting of mapping, trenching, drilling and geochemical and geophysical surveys, has identified numerous gold occurrences on the Property.

The Red Lake greenstone belt (“RLGB”) records a volcanic history that spans 300 Million years (“Ma”), and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 – 2.96 billion year old Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the greater than 1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (less than 2.89 Ga and greater than 2.74 Ga) and Confederation (2.75 – 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

All of the major volcano-sedimentary assemblages are represented on the Company’s Red Lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, East Bay, Phoenix Gold Project, Red Lake North, Slate Bay, Humlin and Adams Lake target areas.

Gold deposits of the RLGB are classified according to their stratigraphic or lithologic associations into: 1) mafic volcanic hosted deposits, 2) felsic intrusive hosted deposits, and 3) stratabound deposits. Group 1 deposits, or Campbell-Red Lake type, account for over 80% of production in the camp and are the primary target on the Property. They occur within broad Fe-carbonate alteration zones, with local scale potassium addition, silicification, and arsenic and antimony enrichment. The majority of high-grade ore zones come from quartz +/- arsenopyrite replacement of banded (barren) carbonate veins, and typically have narrow widths and short strike lengths, but are relatively continuous down plunge.  An empirical relationship exists between ultramafic rocks and gold, with the majority of gold mineralization at the Cochenour-Willans, Campbell and Red Lake mines occurring within a few hundred metres of ultramafic bodies.

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg. The area has a rich mining history, with on active producing mine (the Red Lake Mine), and has all the facilities and infrastructure required to develop a new mining operation.  The Company’s properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

Phoenix Gold Project (formerly McFinley Gold Property)

The Phoenix Gold Project, formerly called the McFinley Gold Property is considered to be material to Rubicon.  Accordingly, various technical reports relating to the Phoenix Gold property have been filed with the TSX and applicable securities regulatory authorities pursuant to NI 43-101.

For additional details on the Phoenix Gold Project, the reader is referred to the most recent NI43-101 Technical Report on the McFinley Gold Property dated December 9, 2005, which was prepared for Rubicon by Mr. Marc Prefontaine, P.Geo. with the assistance of Rubicon project staff.  The report is available under the Company listing on the SEDAR website (www.sedar.com) and was filed on January 3, 2006.  The summary from this 43-101 technical report is provided below:

“The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Campbell and Red Lake Mines.  It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the McFinley Property through two separate option agreements made during 2002.  The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002.  The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing.  Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine Trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the “Mine Trend” has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au).  The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the “Mine Trend” with the “EBDZ”.   Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone.  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980.  Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited.  The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels.  Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed.  A bulk sampling operation was in progress on closure of the operation in early 1989.  Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site.   The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002).  Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface.  The deeper area is considered an area of geological and exploration interest.  Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings.  These remained to be further explored upon closure of the mine.

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

Sulphidized and quartz-veined, Banded Iron Formation;

Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;

Silicified and biotite altered ± sulphide mineralized zones in basalt;

Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);

D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and

Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Rubicon is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2005 has included approximately 75,000 square feet of trenching and stripping, geological mapping, re-logging of selected historic holes, 35,543 metres of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and much re-evaluation of previous information. The Property has been re-evaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 164 diamond drill holes have been completed on the Property by Rubicon during the six phases of diamond drilling:

Phase 1: 1,909 metres (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);

Phase 2: 9,704 metres (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);

Phase 3: 3,058 metres (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2003);

Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of McFinley Island (Feb to March 2004);

Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoenix Zone from McFinley Island (July – Aug 2004); and

Phase 6: 7,491 metres (24,580 feet) in 41 holes following up on the Phoenix Zone on McFinley Island. (Jan to April 2005).

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization – the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest.  The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 97 holes (17,005 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September 2004 and a further 41 holes drilled in January/April 2005

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines.  Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

A total budget of CAN$1, 5000,000 is recommended for the next exploration program. It is recommended that CAN$75,000 is allocated for the Phase 1 trenching program; a total of 2800 metres of drilling, totaling CAN$425,000 is recommended for the Phase 2 CARZ drilling; and 6700 metres of drilling, totaling CAN$1,000,000 is recommended for the Phoenix Zone, CARZ and regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area”.

Red Lake Exploration

100% Controlled Projects

2007 Exploration Highlights - Phoenix Gold Project

The Phoenix Gold Zone was discovered by Rubicon in 2004.  Since that time, the zone has been tested through drilling at an average 30-metre spacing over a strike length of 500 metres and to a depth of 200 metres.  The zone remains open at depth and along strike for expansion.

On January 29, 2007, the Company announced an expansion of its exploration programs on its 100% controlled Phoenix Gold Project to include a surface drilling of deep footwall targets and an evaluation of further exploration from underground.  The Phoenix Gold Project has significant physical assets including the McFinley shaft which currently extends to a depth of 450 feet (137 metres).  To follow up currently known zones and to gain better access to deep drill targets, surface drill programs could be supplemented by underground drilling to afford year-round drill access. Accordingly, a review of the permitting and cost/benefit analysis to allow exploration from underground is ongoing.

To the end of December 2007 the Company has incurred nearly $2.85 million in exploration expenditures completing 13,705 metres of drilling on its 100% owned Phoenix Gold Project.  Interim results were returned and released June 19, 2007 and further results were released July 30, 2007.  Each of the three new target areas drilled to date have intersected gold-bearing zones and are open for follow-up drilling:

1) North Peninsula Target: A total of twelve holes have tested the North Peninsula Target, on four east-southeasterly oriented sections, spaced approximately 50 metres apart.  Recent results, including 14.65 g/t gold over 0.80 metres, 9.49 g/t gold over 1.00 metre, 5.94 g/t gold over 2.15 metres and 1.25 g/t gold over 7.65 metres, continue to indicate the overall robust nature and continuation of the gold mineralization at depth and along strike.

The North Peninsula Target is characterized by two distinct gold zones:

i.
The Lower Zone has returned assays that include 34.14 g/t gold over 1.00 metre, 28.07 g/t gold over 0.90 metres, 10.59 g/t gold over 1.57 metres (incl. 16.90 g/t gold over 0.92 metres), 10.46 g/t gold over 1.50 metres (incl. 25.60 g/t gold over 0.50 metres), and 9.49 g/t gold over 1.00 metres. Technical details of the zone are summarized below:

The Lower Zone, currently intersected between 230 metres and 380 metres below surface occurs within a package of intensely altered mafic rocks, capped by ultramafic units.  Alteration is characterized by intense silicification, biotite alteration and arsenopyrite replacement (locally up to fifty percent of the interval) of carbonate veins over widths ranging from four to nine metres.  The overall thickness of the Lower Zone varies from 50 to 80 metres.

The structural relationship of the ultramafic rocks, acting as a barrier to gold bearing fluids and capping the underlying mafic rocks, is considered a very prospective setting for gold mineralization.  The intense style of alteration, the structural relationship of the ultramafic and mafic rocks, and the gold mineralization point to a number of striking similarities to documented zones from the Red Lake Mine (Goldcorp).

ii.
The Upper Zone has returned assays which include 14.65 g/t gold over 0.80 metres, 9.90 g/t gold over 1.30 metres, 5.94 g/t gold over 2.15 metres (incl. 9.42 g/t gold over 1.15 metres)  and 4.44 g/t gold over 1.30 metres. Technical details of the zone are summarized below:

The Upper Zone, situated less than 120 metres below surface, is developed within variably altered mafic volcanic rocks, characterized by the presence of intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including five to ten percent arsenopyrite.  A westerly dipping fault zone associated with the gold bearing zone has been observed in all of the drill holes completed on the North Peninsula Target to date.  The style of the gold mineralization, alteration and the presence of an intense fault zone, which acts as a conduit for the gold bearing fluids, is interpreted to be very similar to the setting of the gold mineralization observed at the Company’s Phoenix Gold Target, 1500 metres to the northeast.

2) West Mine Target: The West Mine Target is located west of the historical underground workings at the Phoenix Project and has previously (see news release dated June 19, 2007) returned 42.99 g/t gold over 1.55 metres, from a fault zone containing visible gold.  WMT-07-02, drilled 30 metres to the south, intersected the same structure however it did not contain any significant gold grades.  Based on the gold mineralization observed to date and the moderate to strong alteration associated with this fault zone, this area continues to be a prospective target for follow up drilling.

3) KZ Target: 2.89 g/t gold over 9.00 metres (incl. 9.60 g/t gold over 1.00 metre and 7.29 g/t gold over 1.00 metre) and 5.41 g/t gold over 2.40 metres. The KZ Target has been intersected in two drill holes, KZ-07-01 and KZ-07-02. Intersected at a shallow depth of 80 to 100 metres below surface, the gold mineralization is hosted by a package of intensely silicified and fuchsite altered ultramafic rocks. Although the style of gold mineralization at the KZ Target is different than the North Peninsula Target, it is also situated in the vicinity of a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. This second major fault zone is approximately 800 metres northeast of the North Peninsula Zone fault and is parallel to it. The presence of significant fault zones in close proximity to the mineralization described above is considered significant. Elsewhere on the property, at the Phoenix Zone, where 67 drill holes have been completed from surface to approximately 250 metres below surface, gold mineralization and fault zones are intimately associated.

4) Deep Footwall Target: 23.55 g/t gold over 1.00m. Occurring at a vertical depth of 1,250 metres this zone represents the deepest gold intercept on the Phoenix Project to date. The gold is hosted in a 15 metre thick package of altered and mineralized mafic volcanic rocks within highly deformed ultramafic rocks. The Deep Footwall Target was intersected at the eastern side of the property and is interpreted to dip westwards. Since this is the first drill hole that has tested this target area, true widths of gold-bearing zones are not yet known. The Deep Footwall contact geologically has ultramafic rocks overlie mafic volcanic rocks and act as a 'trap' for gold bearing fluids. With the exception of this drill hole, this target area is completely untested at depth and along strike (>2,500 metres).

(True widths are estimated to be 90% of reported lengths).

Subsequent to the completion of a brokered flow through financing of $10.4 million announced on November 15, 2008, the company announced plans to drill a minimum of 10,000 metres on the Phoenix property in 2008.  This will include a series of property-wide deep drill holes to test targets up to 1000 metres below surface where no previous drilling has been carried out.

Adams Lake Property

The Company considers the project to be strategically located in the camp.  Exploration plans for 2008 include up to 10,000 metre drill program to commence during the second quarter of 2008.  During the months of September and October 2007, the company completed soil sampling survey over priority target areas on the property to aid in potential drill targeting.  Results of the soil sampling survey have identified high priority drill targets.  The gold anomalies in soils appear to be closely correlated with major faults and known surface gold showings, particularly fold nose itself which represents prime structural sites for Red Lake-style gold mineralization.  Soil anomalies are interpreted as high level 'leakage' into younger rocks overlying more prospective Balmer assemblage rocks.

East Bay Property

As of January 30, 2007, the Company has vested its 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  During 2004, Wolfden Resources Ltd., as operator, had funded a $0.6 million drilling exploration program on the East Bay West (4 claims) where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres.  True widths are estimated to be approximately 80% of reported lengths.   Wolfden subsequently elected in 2004 not to continue with its option on this project.  Plans are to advance East Bay exploration with a drill program in 2008.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented mining claims (146 units) located in McDonough and Graves Township on March 7, 2003. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Partnered Projects

McCuaig JV Property

The Joint Venture (Rubicon Minerals Corp. 60% and Golden Tag Resources 40%) completed a 1,172 metre (one drill hole plus a wedge hole) on the McCuaig Project, incurring $222,450 in expenditures during February-March 2007.  A 935 metre initial mother hole intersected a 26-metre section (interpreted as greater than 90% true thickness) of intensely veined and altered basalts at 844 metres downhole.  The zone contains variable amounts of sulphides including trace to 2% fine-grained arsenopyrite and anomalous gold.  Visible gold occurs in a 4.5-metre thick (interpreted as greater than 90% true thickness) shear containing arsenopyrite at the base of the altered zone.  The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored at the adjacent Gold Eagle Mines discovery and also to the setting of the major gold deposits of the camp.

A secondary hole, (MC-07-01AW), was wedged off the mother hole from 822 metres to produce a second cut through the altered zone. Assay results returned 4.24 g/t gold over 1.7 metres in the mother hole and 15.65 g/t gold over 1.55 metres, in the wedge hole. Both gold intercepts occur within an identifiable structure at the base of the vein zone. The two intercepts demonstrate good continuity within the shear structure which is open along strike and down dip.

The intercept is interpreted to be down dip of the No. 1 vein at the adjacent McKenzie Mine.  This mine produced 651,000 ounces of gold between 1935 and 1966.  However unlike the No. 1 vein, which was developed within granite, the McCuaig structure is within Balmer mafic volcanics which, elsewhere in the camp, are host to significant gold deposits.

On May 8, 2007 the Joint Venture announced plans to conduct a $1.5million  drill exploration program to follow-up on the 15.65 g/t over 1.55 metre winter intercept.  The program was designed to test for gold associated with the greater than 20 metre wide gold bearing alteration zone.  Drilling commenced in late June and a total of 7308 metresm was completed by the end of October.  Assays returned thick (up to 10 metres) anomalous low grade gold sections (100+ ppb) with local veined and visible gold-bearing sections developed within intrusive and Balmer assemblage rocks. These include 9.30 g/t gold over 0.75 metres, part of a section averaging 2.13 g/t gold over 4.7 metres and 5.05g/t gold over 0.7 metres, part of a section averaging 1.03 g/t gold over 9.25 metres. These results are hosted in the margin of a quartz veined diorite intrusive. Drilling has also confirmed the presence of major NE trending fault zones up to 16 metres thick which represent important regional features for possible follow up.  (True widths of reported results are estimated to be approximately 75-90% of reported lengths.)

DMC Property

During 2006, Agnico funded a 3,832 metre drill program on the DMC property and incurred a total of $676,893 in exploration expenditures.  The program identified a permissive gold bearing environment on the project.  In February 2007, Agnico funded $282,694 in exploration expenditures by completing a Phase I, three hole, 1399-metre drill program on the property.  All three holes intersected zones containing visible gold, the most significant returned 57.37 g/t gold over 0.5 metres associated with a 10 cm quartz vein containing visible gold. True widths are estimated to be approximately 75-90% of reported lengths.

During September and October of 2007, Agnico funded a 1455m drill program on the property to follow-up anomalous gold results returned from the 2007 Q1 program. This program fulfilled the second year expenditure requirements under the terms of the Option Agreement.  To complete the third year commitment to the Agreement Agnico was required to spend $1.0 million prior to January 25, 2009 and make a cash payment of $50,000 prior to January 25, 2008 which would vest their 51% interest in the property.  Subsequent to yearend Agnico advised Rubicon that it would not maintain its option on the DMC property.

Red Lake North Property

On April 18, 2006 the Company signed an option agreement (effective date of the Agreement is May 1, 2006) with Solitaire Minerals Corporation (“Solitaire”) whereby Solitaire acquired the option to earn a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 (completed) in exploration in the first year of the agreement.  Solitaire has made a $5000 cash payment and issued 50,000 of its common shares to the company.  The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.  The property is divided into two separate exploration areas: the Sidace area claims and the Main Block claims.  To the end of 2007 Solitaire has incurred approximately $1.5 million on the Red Lake North property.

Sidace area claims:

In January of 2007 Solitaire incurred $113,795 in exploration expenditures, to extend a 2006 drill hole to 1791 metres in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the Hemlo deposit).  The hole was completed to 1956 metres below surface prior to yearend and intersected 123 metres (core length) of permissive schist units characterized by significant alumina- and potassium-rich minerals (white feldspar, sillimanite, garnet, sericite and biotite), variable amounts of pyrite and pyrrhotite (trace to 5%) and local sphalerite, stibnite and galena (trace to 3%). This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims.  Assays returned for a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. The drill hole was completed to a depth of 2269 metres in early 2008 and remained in the anomalous gold-bearing sericite schist unit to the claim boundary.  Follow-up drill recommendations are being considered subject to partner approval and drill availability.

Main Block claims:

During August and September 2007, Solitaire Minerals Corp. funded a 2703 metre drill program on the Main Block Claims of the Red Lake North Property.  Hole RLN-07-07 intersected a 500-metre thick section of moderate to strong biotite and sericite alteration within the stratigraphy. This altered section is interpreted to be the southwest extension of the Sidace Lake area stratigraphy, located five kilometres to the northeast of the Main Block claims, which in that area is host to an extensively drilled gold discovery (the 'MDZ') controlled by Goldcorp Inc. / Planet Exploration Inc. Visible gold in hole RLN-07-07 is observed at 387 metres down the hole within the altered section. The interval returned 9.70 g/t gold over 1.4 metres (including 19.95 g/t gold over 0.65 metres).  The presence of visible gold associated with the broad zones of biotite and sericite alteration indicates a geological setting that warrants further exploration.

True thicknesses are estimated to be approximately 70% to 90% of true widths.

Humlin Property

During the first year of the Option Agreement with Solitaire, exploration expenditures in the amount of $250,000 were firm and binding commitment.  A 2007 winter drill program consisting of 1380 metres was completed in February 2007 completing the first year commitment.  No significant assays were returned.

No work was conducted in the remainder of 2007, but exploration plans currently are being formulated for the second year of the option agreement as Solitaire must spend $400,000 to maintain the option in good standing prior to April 30, 2008 (subsequently extended to the end of 2008 to accommodate drill schedules and availability).

Pipestone North Property

The Company acquired a 50% interest in the nine unpatented mining claims (39 units) on March 7, 2003.  The property was included in the option to Redstar, but was returned to the Company in February of 2007.

Wolf Bay Property

The Company acquired a 50% interest in 18 unpatented mining claims (103 units) on March 7, 2003. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%.  The property in its entirety was returned to the company in February 2007.

Pipestone South Property

The Company acquired a 100% interest in 15 unpatented mining claims on March 7, 2003.  The property was included in the option to Redstar, but was returned to the Company in February of 2007.

Future Exploration Plans

Pursuant to the McEwen Transaction and subsequent brokered private placement that closed in November 2007, the Company increased its treasury by $15 million and additionally acquired large land packages in Alaska and Nevada.  With the proceeds of the financing, Rubicon planned to complete a $5 million exploration budget in Red Lake before May, 2008.  This amount was increased to $10.4 million following completion of the brokered ‘bought deal’ flow through private placement completed in November of 2007.  Proceeds from the private placement will be used to incur Canadian exploration expenditures with respect to the ongoing exploration and development of the Company's Red Lake mineral property or other Ontario-based mineral projects.  The Company plans to drill a minimum of 40,000 metres on its Red Lake projects, including a minimum 30,000 metres (with the balance in contingency) on its 100% controlled projects exclusive of partner funded programs.

U.S. Results

The 2007 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101.  All assays were conducted on sawn NQ2 or NQ-sized half core sections.  Assays are processed by ALS Chemex Labs, Accurassay Laboratories and/or SGS Minerals Services using the metallic screen fire assay procedure, fire assay or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd. (Add QP info for the US.)

Companies with Oil and Gas Activities

N/A

Dividends

The board of directors of the Company has not declared dividends at any time during the three year period preceding the date of this AIF.  The Company currently pays no dividends or distributions and do not anticipate doing so in the near future.  However, there are no restrictions on the Company’s or its subsidiaries’ ability to pay dividends.

Description of Capital Structure

General Description of Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value of which 147,871,501 common shares were issued as at December 31, 2007.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Constraints

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

Ratings

No ratings have been received from any rating organizations in respect of any of the Company’s securities.

Market for Securities

Trading Price and Volume

The Company’s common shares were listed and commenced trading on the TSX under the symbol “RMX” on September 19, 2003 and prior to that were listed and posted for trading on the TSX Venture on November 19, 1997.  The common shares were listed on AMEX under the symbol “RBY” on September 8, 2004.

Trading during the financial year ended December 31, 2007 on the TSX is summarized as follows:

Month	High	Low	Close	Volume
December 2007	$1.60	$1.05	$1.47	3801819
November 2007	$1.97	$1.45	$1.58	5219831
October 2007	$2.23	$1.56	$1.85	7297502
September 2007	$1.85	$1.58	$1.76	3938289
August 2007	$2.29	$1.39	$1.68	4554784
July 2007	$2.48	$1.91	$2.31	5896831
June 2007	$2.20	$1.64	$1.90	6479948
May 2007	$2.55	$1.83	$1.91	8744026
April 2007	$3.25	$1.52	$2.28	19531264
March 2007	$1.75	$1.23	$1.52	13486175
February 2007	$1.71	$0.63	$1.55	16849296
January 2007	$0.96	$0.62	$0.68	7305671

Trading during the financial year ended December 31, 2007 on AMEX is summarized as follows:

Month	High US$	Low US$	Close	Volume
December 2007	$1.59	$1.04	$1.47	267200
November 2007	$2.12	$1.45	$1.55	289800
October 2007	$2.26	$1.56	$1.98	361300
September 2007	$1.87	$1.53	$1.76	263700
August 2007	$2.17	$1.30	$1.65	322800
July 2007	$2.38	$1.81	$2.17	353000
June 2007	$2.07	$1.53	$1.8	311100
May 2007	$2.3	$1.72	$1.79	357400
April 2007	$2.82	$1.31	$2.06	827300
March 2007	$1.50	$1.05	$1.33	376800
February 2007	$1.48	$0.54	$1.31	431800
January 2007	$0.80	$0.52	$0.59	108800

Escrowed Securities

There are no securities of the Company currently held in escrow or subject to a pooling agreement.

DIRECTORS and OFFICERS

Name, Occupation and Security Holding

The name, province and country of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Province and Country of Residence and Position	Principal Occupation for Past Five Years(1)	Director/ Officer Since
David W. Adamson President, CEO & Director British Columbia, Canada
Exploration Geologist; President, CEO and Director of the Company, over five years; Director, Constantine Metal Resources Ltd. (TSX Venture), Africo Resources Ltd. (TSX) and Paragon Minerals Corporation (TSX Venture)
March 1996
David R. Reid Director British Columbia, Canada
Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present; Director of Far West Mining Ltd. (TSX), Western Prospector Group Ltd. (TSX Venture), Ross River Minerals Inc. (TSX Venture), Harbour Pacific Minerals Inc. ( a public unlisted company)
April 2001
Philip S. Martin Director Ontario, Canada
Principal, P.S. Martin & Associates (Financial Consultants), over five years; Director, Aura Minerals Inc. (TSX), Maximus Ventures Ltd. (TSX Venture), Nevoro Inc. (TSX), Beta Minerals Inc. (TSX Venture) and Nico Mining Ltd. (TSX Venture)
July 2003
John R. Brodie, fca Director British Columbia, Canada
Fellow Chartered Accountant (FCA); President of John R. Brodie Capital Inc. (private management services company), from October 2003 to present; Previously Partner of KPMG, Chartered Accountants, from September 1975 to August 2003; Director, Far West Mining Ltd. (TSX), Ag Growth Income Fund (TSX), Director, Pacific Safety Products Ltd. (TSX-V), Director, Western Canadian Coal Corp. (TSX) and Director, Silver Standard Resources Inc. (TSX)
January 2005
Kevin D. Sherkin Director Ontario, Canada	Lawyer; Managing Director of Levine Sherkin Boussidan, over five years; Director, Golden Goose Resources Inc. (TSX Venture)	January 2005
Christopher J. Bradbrook Director Ontario, Canada	President & CEO, New Gold Inc. (TSX; AMEX), October 2004 to January 30, 2008; previously Vice-President, Corporate Development, Goldcorp Inc. (TSX) from January 2001 to May 2004	December 2005
William Cavalluzzo Vice-President, Investor Relations Ontario, Canada	Vice-President, Investor Relations of the Company, over five years; Director, Africo Resources Ltd. (TSX), from February 2005 to June 2006	December 2001
Robert G. Lewis CFO British Columbia, Canada
Certified General Accountant; CFO of the Company, September 2005 to date; CFO and Secretary of Paragon Minerals Corporation, July 2006 to date; previously Controller, International KRL Resources Corp./Logan Resources Ltd., May 2004 to September 2005 and Northwest Mettech Corporation, September 1997 to May 2004
September 2005
Matthew Wunder Vice-President, Exploration British Columbia, Canada
Professional geologist (P.Geo.) with over 20 years of experience with both major and junior mining companies.  Senior consultant within the ore evaluations group of a major consulting firm.  B.Sc. from the University of Western Ontario in 1985.
June 2007

Note:
(1)
The information as to province and country of residence, present principal occupation or employment and the number of Common shares beneficially owned or controlled, is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Directors of the Company are elected to hold office for one year until the next Annual Meeting of shareholders of the Company is held.

The committees of the Board of Directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  Members of the Audit Committee are identified in Item 11 herein.  Members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin, and of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie.

The Directors and Officers of the Company as a group beneficially owned, directly or indirectly, or controlled 1,273,418 shares of the Company, representing 0.86% of the outstanding common shares of the Company, as at December 31, 2007.  None of the Directors and Officers of the Company own any voting securities of any subsidiary of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company is, or has been within the ten years before the date of this AIF, a director or executive officer of any other company (including the Company) that, while such person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of such person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

On August 30, 2005, David R. Reid became a director of Harbour Pacific Minerals Inc. (“Harbour Pacific”), which had been subject to a cease trade order under the Alberta Securities Act since August 31, 1995.  Mr. Reid joined the board of directors of Harbour Pacific to assist in its reactivation.  The cease trade order was imposed after Harbour Pacific failed to file and send to shareholders its unaudited interim financial statements for the period ended April 30, 1995.

To the knowledge of the Company, none of the directors or officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

To the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

Audit Committee

MI 52-110 requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set out in the 2007 Annual Information Form filed on www.sedar.com.

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“A.            Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.            To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.            To oversee the work of the external auditors.

3.            To provide better communication between directors and external auditors.

4.            To enhance the external auditors’ independence.

5.            To increase the credibility and objectivity of financial reports.

6.            To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.            Responsibility of Management and External Auditors

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.            Membership and Organization

1.            Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.            Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3.            Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

4.            Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within  a reasonable period of time following his or her appointment.

5.            Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.            Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.            Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.            Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)            the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)            any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)            any material issues raised by any inquiry or investigation by the Company's regulators;

(d)            any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.            Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)            reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)            reviewing significant accruals, reserves or other estimates;

(c)            reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)            reviewing accounting treatment of unusual or non-recurring transactions;

(e)            ascertaining compliance with covenants under loan agreements;

(f)            reviewing disclosure requirements for commitments and contingencies;

(g)            reviewing unresolved differences between management and the external auditors;

(h)            obtain explanations of significant variances with comparative reporting periods;

(i)            reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)            reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.            Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5.            Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.            Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.            Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)            recommend to the Board the appointment of the external auditors;

(b)            recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)            on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)            review the performance of the external auditors;

(e)            when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)            review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.            Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.            Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

10.            Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.            Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12.            Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.            Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.            Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.            Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.            Adoption of the Audit Committee Charter and Amendments

This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.”

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, John R. Brodie, FCA (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom is “independent” under MI 52-110 and AMEX Rule 121(b).  All of the Audit Committee members are “financially literate”, as such term is defined in MI 52-110.

Relevant Education and Experience

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow Chartered Accountant and was a Partner of KPMG, Chartered Accountants, between August 1975 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX), Silver Standard Resources Inc. (TSX), ), Ag Growth Income Fund (TSX), Pacific Safety Products Ltd. (TSX-V) and Western Canadian Coal Corp. (TSX).  Kevin Sherkin LL.B. is a practicing lawyer in Toronto, and serves as a nominee of several Ontario based shareholders.  He also has extensive contacts in the Toronto business community.  Mr. Sherkin also serves as a director of Golden Goose Resources Inc. (TSX-V). Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK.  Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors.  Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.4, 3.5 or Part 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the Company or its subsidiary entities, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided, where the Company or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services were promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the company has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of a member resulted in a vacancy on the audit committee that the board of directors was required to fill.  Part 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of MI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where the member would be independent of the company but for the member being an affiliated entity of the company or any of its subsidiaries or the member being a subsidiary entity or parent entity of the company.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the company, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or because such member is an affiliate of the company or any of the company’s subsidiary entities; (ii) such member is not an employee or officer of the company or an immediate family member of such employee or officer; (iii) the board of directors of the company has determined that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is in the best interests of the company and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two years.

Reliance on Section 3.8

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of MI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the company has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of MI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The audit committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board of Directors.  The engagement of non-audit services will be considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$38,000	Nil	Nil	Nil
December 31, 2006	$32,000	Nil	Nil	Nil

Promoters

There is no person or company that has been, within the three most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

A “Promoter” is defined in the British Columbia Securities Act as “a person who (a) acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) in connection with the founding, organization or substantial reorganization of the business of the issuer, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the issuer’s own securities or 10% or more of the proceeds from the sale of a class of the issuer’s own securities of a particular issue; but does not include a person who (c) receives securities or proceeds referred to in paragraph (b) solely (i) as underwriting commissions, or (ii) in consideration for property, and (d) does not otherwise take part in founding, organizing or substantially reorganizing the business.”

Legal Proceedings and regulatory actions

Legal Proceedings

The Company is not aware of any current or contemplated legal proceedings to which it is a party or of which any of its property is the subject.

Regulatory Actions

The Company is not aware of:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2007;

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements the Company has entered into with a court relating to securities legislation or with the securities regulatory authority during the financial year ended December 31, 2007.

Interest of Management and Others in Material Transactions

Other than as set forth below or elsewhere in this AIF or in the 2007 Circular, none of the following persons has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company:

(a)	a director or executive officer of the Company;

(b)
a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

Davis LLP, a law firm of which David R. Reid is a partner, was paid $379,000 in 2005, $858,090 in 2006 and 913,422 in 2007 for legal fees (of which Paragon reimbursed $150,000) for the fiscal years in which Mr. Reid was a director of the Company.  David R. Reid is a director and Secretary of the Company.

On August 16, 2005, the Company closed a brokered private placement to raise gross proceeds of $6,000,800 by way of the sale of 9,232,000 units at $0.65 per unit.  Each unit consisted of one Common share and one-half transferable common share purchase warrant.  Each whole warrant entitled the holder to purchase one Common share at a price of $0.85 each until August 16, 2007.  Tizard Explorations Inc., a company owned by Philip S. Martin, a director of the Company, purchased 100,000 units, Kevin D. Sherkin, a director of the Company, purchased 38,460 units, J. Garfield MacVeigh, a director and senior officer of the Company, purchased 10,000 units, David W. Adamson, a director and senior officer of the Company, purchased 7,700 units and Bill Cavalluzzo, an officer of the Company purchased 7,700 units.

On November 15, 2007, the Company closed a brokered private placement to raise gross proceeds of $10,000,080 by way of the sale of 4,651,200 “flow-through” common shares of Rubicon at a price of $2.15 per share.  In addition, Rubicon sold 185,698 “flow-through” common shares on a non-brokered basis at $2.15 per share for gross proceeds of $399,250.70, of which Kevin D. Sherkin, a director of the Company, purchased 11,628 shares, Philip S. Martin, a director of the Company, purchased 50,000 shares, and John R. Brodie, a director of the Company, purchased 20,000 shares and Robert Lewis, the CFO purchased 10,000 shares.

As a result of the McEwen Transaction, Robert McEwen owns or controls, directly or indirectly, approximately 45,892,857 shares of Rubicon, representing approximately 31% of the issued and outstanding capital of Rubicon.  See “General Development of the Business - Three Year History”.

For information regarding the remuneration of directors and executive officers of the Company, including the issuance of securities, for the financial year ended December 31, 2007, see the Management Information Circular of the Company dated May 7, 2008.  For a description of the employment agreements between the Company and its executive officers, see Item 16.1 - “Material Contracts”.

Transfer Agents and Registrars

Transfers of the Company’s shares may be effected at the offices of Computershare Investor Services Inc., the Company’s Registrar and Transfer Agent, at its offices in Vancouver and Toronto.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

Material Contracts

The following are the contracts, other than contracts entered into in the ordinary course of business or that are disclosed elsewhere in this AIF, that are material to the Company and were entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect, other than contracts entered into before January 1, 2002.

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company.  Initially, Mr. Adamson received a salary of $78,000 per annum which was increased to $130,000 effective January 1, 2004 and $195,000 effective January 1, 2005. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he initially received a salary of $60,000 per annum which was increased to $130,000 effective January 1, 2005.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he received a salary of $100,000 per annum which was increased to $120,000 on July 1, 2006.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

By an employment agreement dated June 18, 2007, the Company engaged the services of Matthew C. Wunder as Vice President of Exploration of the Company, under which he received a salary of $165,000 per annum.  This employment agreement has a term of two years and automatically is renewed for a further term of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Wunder exercisable at any time within 6 months after the date of the Significant Change, Mr. Wunder may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Wunder an amount equal to one times the annual salary then in effect.

By an Amended and Restated Shareholder Rights Plan Agreement made as of June 14, 2006 between the Company and Computershare Investor Services Inc. as Rights Agent, the Company adopted an Amended and Restated Shareholder Rights Plan to update and replace the Shareholder Rights Plan which the Company originally adopted in 2002.  See the Company’s Material Change report dated June 16, 2006 and filed on SEDAR.

By the Arrangement Agreement, the Company agreed to purchase the Alaska Properties and the Nevada Properties and conduct the Alaska/Nevada Offering.  “General Development of the Business - Three Year History”.

Interests of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description	Interest in the Company
DeVisser Gray LLP, Chartered Accountants
Provided an auditor’s report dated March 31, 2008 in respect of the Company’s consolidated balance sheet for the financial year ended December 31, 2007 and the consolidated statements of income and deficit cash flows for the year ended December 31, 2007.  Provided an auditor’s report dated March 24/29, 2006 in respect of the Company’s consolidated balance sheet for the year ended December 31, 2005 and the consolidated statement of income and deficit cash flows for the year ended December 31, 2005
Nil
Marc Prefontaine, M.Sc., P.Geo
A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Form 43-101F1 Technical Report on the Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario for the period January 2005 to June 2005, NTS 52N/04” dated December 9, 2005
Nil

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular prepared in respect of its most recent annual meeting.

Additional financial information is provided in the Company’s comparative annual financial statements and Management Discussion & Analysis for the year ended December 31, 2007.

For copies of this Annual Information Form and the materials listed in the preceding paragraphs please contact:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street,

Vancouver, B.C., V6C 2V6

Robert G. Lewis, CFO

Telephone: (604) 623-3333

Facsimile: (604) 623-3355